Amendment

to

Fund Accounting Addendum

This Amendment revises the Master Services Agreement, dated October 1, 2016 (the “Agreement”) between Wilshire Variable Insurance Trust (the “Trust”), a Delaware statutory trust, Wilshire Mutual Funds, Inc. (the “Company”), a Maryland corporation (the Trust and the Company are referred to herein as a “Fund Company” and collectively as the “Fund Companies”), and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend the Fund Accounting Addendum, Fund Administration Addendum, and the accompanying fee letters to revise the services provided by Ultimus and the fees for such services as described below:

1.	Section 2.2 (B) of the Fund Accounting Addendum is deleted and replaced with the following:

2.2 (B)	the Fund Companies’ reports with the SEC on Forms N-CEN, N-PORT, and N-CSR.

2.	Section 1.4 of the Fund Administration Addendum is deleted and replaced with the following:

1.4.	prepare and file with the SEC (i) the reports for the Fund Companies on Forms N-CEN, N-CSR, N-PORT, and N-PX, (ii) all required notices pursuant to Rule 24f-2 under the 1940 Act, and (iii) any similar reports that are in addition to or supersede such reports;

3.	The Fund Accounting and Fund Administration Fee Letter is replaced with the new fee letter attached to this Amendment.

Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

Signatures are located on the next page.

The parties duly executed this Amendment as of May 31, 2018.

	Wilshire Variable Insurance Trust and Wilshire Mutual Funds, Inc. On behalf of all Funds listed on Schedule A to the Master Services Agreement		Ultimus Fund Solutions, LLC

By:	/s/ Jason Schwarz	By:	/s/ Mark J. Seger
Name:	Jason Schwarz	Name:	Mark J. Seger
Title:	President	Title:	Managing Director

Amended Fund Accounting and Fund Administration Fee Letter

This Amended Fee Letter applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to Wilshire Variable Insurance Trust and Wilshire Mutual Funds, Inc. (each a “Fund Company” and collectively, the “Fund Companies”), on behalf of the Funds listed on Schedule A to the Master Services Agreement, dated October 1, 2016, and the Fund Accounting Addendum and Fund Administration Addendum, each dated October 1, 2016, as amended on May 31, 2018 (collectively, the “Addendums”).

1.	Fees

For the Services provided under the Addendums, Ultimus shall be entitled to receive a fee from the applicable Fund Company on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Fund as follows:

1.1.	Asset-based fee of the average daily net assets of each Fund Company:

Average Daily Net Assets	Asset Based Fee
$0 to $500 million	[]%
$500 million to $1 billion	[]%
In excess of $1 billion	[]%

This asset-based fee will be allocated on a pro rata basis to each portfolio series within the Fund Company unless advised otherwise by the Board of Trustees/Directors. This asset-based fee is subject to a minimum of $[] per year based on the aggregated fees of both Fund Companies.

1.2.	New Series. Notwithstanding the asset-based fee above or its minimum, there is no per fund minimum for the first 11 series of the Fund Companies, collectively. Beginning with the twelfth series portfolio between the Fund Companies and for each series portfolio thereafter, Ultimus will be entitled to a per fund minimum of $[].

1.3.	New Classes. Notwithstanding the asset-based fee and new series fee above or their minimums, each class of a series portfolio launched after the Effective Date will be subject to a per class minimum of $[] per year.

1.4.	Forms N-CEN and N-PORT. Beginning on June 1, 2018, each Fund Company agrees to pay Ultimus a one-time implementation fee of $[] per portfolio or fund and an annual fee (based on the schedule below), for preparing Forms N-CEN and N-PORT and to meet the requirements of Rule 30b1-9 under the 1940 Act.

	Number of Securities	Annual Fee Per Portfolio/Fund
Equity Funds*	Less than 11	$[] plus out of pocket charges
	11 to 500	$[] plus out of pocket charges
	501 to 2,000	$[] plus out of pocket charges
	Over 2,000	TBD
Fixed Income Funds	Less than 500	$[] plus out of pocket charges
	501 to 2,000	$[] plus out of pocket charges
	Over 2,000	TBD

*	Equity Fund is defined by any fund that has less than 25% debt exposure over the previous three-month period

1.5.	The Fees are computed daily and payable monthly, along with any out-of-pocket expenses. Each Fund Company agrees to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30-day period. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of a Fund Company’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	Performance Reporting

For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges $[] per month per Fund.

3.	Out-Of-Pocket Expenses

3.1.	In addition to the above fees, each Fund will reimburse Ultimus for the costs of the daily portfolio-price-quotation services utilized by such Fund.

3.2.	In addition, the Fund Company will also reimburse Ultimus for the actual third-party data costs and data services required to complete Forms N-CEN and N-PORT or to meet the requirements of Rule 30b1-9 under the 1940 Act.

4.	Term

4.1.	Initial Term. This Fee Letter shall continue in effect until the expiration of the Master Services Agreement’s Initial Term (the “Initial Term”).

4.2.	Renewal Terms. Immediately following the Initial Term, this Fee Letter shall automatically renew for successive one-year periods (each a “Renewal Term”).

5.	Fee Increases

After the Initial Term, Ultimus may annually increase the fees listed above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally unadjusted) (collectively the “CPI-U”)1 plus 1.5%; provided that Ultimus gives 30-day notice of such increase to a Fund Company by March 1 of the then-current calendar year. The fee increase will take effect on April 1 of the then-current calendar year.

6.	Amendment

The parties may only amend this Fee Letter by written amendment signed by both parties.

The parties duly executed this Amended Fund Accounting and Fund Administration Fee Letter as of May 31, 2018.

	Wilshire Variable Insurance Trust and Wilshire Mutual Funds, Inc. On behalf of all Funds listed on Schedule A to the Master Services Agreement		Ultimus Fund Solutions, LLC

By:	/s/ Jason Schwarz	By:	/s/ Mark J. Seger
Name:	Jason Schwarz	Name:	Mark J. Seger
Title:	President	Title:	Managing Director

[1]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.